Exhibit 99.1

BETTERWARE DE MÉXICO, S.A.P.I. DE C.V.

FIRST CALL NOTICE

SHAREHOLDERS’ ORDINARY GENERAL MEETING

The undersigned, in my capacity as Secretary of Betterware de México, S.A.P.I. de C.V., (the “Company”), pursuant to Clause Thirty of the Company’s bylaws and as provided under Articles 183 (one hundred and eighty three), 186 (one hundred and eighty six), 187 (one hundred and eighty seven) and other related provisions of the General Law of Commercial Companies (Ley General de Sociedades Mercantiles), hereby calls the Company’s shareholders, on first call, to a Shareholders’ Ordinary General Meeting of the Company to be held on April 30, 2026, starting at 9:00 hours, at the Company’s registered office, specifically at Torre Niba, N8 Up4, Av. De Las Américas 1462, Country Club, 44610 Guadalajara, Jalisco, Mexico (the “Meeting”), to address the matters on the following:

AGENDA

1.	Presentation, discussion, modification and, as the case may be, approval of the annual report of the Board of Directors referred to in subsection (e) of Section IV of Article 28 of the Securities Market Law (Ley del Mercado de Valores) and in Article 172 subsection (b) of the General Law of Commercial Companies (Ley General de Sociedades Mercantiles), for the fiscal year from January 1, 2025 to December 31, 2025.

2.	Presentation, discussion, modification and, as the case may be, approval of the annual report of the Audit and Corporate Practices Committee (Comité de Auditoría y Prácticas Societarias) for the fiscal year from January 1, 2025 to December 31, 2025.

3.	Presentation, discussion, modification and, as the case may be, approval of the report on compliance with the Company’s tax obligations during the fiscal year from January 1, 2025 to December 31, 2025.

4.	Presentation, discussion, modification and, as the case may be, approval of the Company’s consolidated financial statements for the fiscal year from January 1, 2025 to December 31, 2025.

5.	Proposal, discussion and, as the case may be, approval regarding the payment of dividends.

6.	Proposal, discussion and, as the case may be, approval regarding the re-election, election or removal of the members of the Company’s Board of Directors.

7.	Proposal, discussion and, as the case may be, approval regarding the re-election, election or removal of the members of the Company’s Audit and Corporate Practices Committee (Comité de Auditoría y Prácticas Societarias).

8.	Proposal, discussion and, as the case may be, determination of the compensation corresponding to the members of the Board of Directors and the members of the Company’s Audit and Corporate Practices Committee (Comité de Auditoría y Prácticas Societarias).

9.	Proposal, discussion and, as the case may be, approval of the granting and revocation of powers of attorneys.

10.	Appointment of special delegates to formalize the resolutions adopted at the Meeting.

In order to be entitled to attend the Meeting, the Company’s shareholders must obtain an admission pass, which will be issued and delivered by the Secretary of the Company’s Board of Directors at the address indicated herein, up to and including the fourth business day prior to the Meeting, under the following terms:

a)	Shareholders must be registered either in the Company’s share registry book or evidence share ownership by means of the certificates, if any, issued to depositors by a securities deposit institution, the list of holders, or any other document evidencing their capacity as shareholders. The shareholders’ registry will remain closed from the third business day prior to the Meeting and throughout the day on which the Meeting is held.

b)	Shareholders must deposit their share certificates at the Company’s offices indicated herein, or with any domestic or foreign deposit institution, and must present to the Company the corresponding deposit certificate or document, which must, as applicable, be issued for such purposes by the institution holding such securities on behalf of the shareholders.

c)	Shareholders may attend the Meeting in person or be represented by the person or persons authorized by means of a proxy form, or through any other form of representation granted in accordance with law; therefore, in such case, shareholders must submit, in addition to the deposit certificate referred to in item (b) above, the proxy form mentioned in this paragraph, which may be requested at the Company’s registered office or via the following email: jrazguzman@gtlaw.com.

d)	Shareholders who hold their shares in custody through brokerage firms and other financial intermediaries are reminded that, for purposes of obtaining the admission pass, they must submit the list of holders or any document, as applicable, issued by said financial intermediary, which must contain the shareholders’ name, address, nationality, and the number of shares represented, duly signed by the officer responsible for issuing such list.

Shares deposited by shareholders or their representatives with the Secretary of the Company’s Board of Directors, for purposes of entitlement to attend the Meeting, will not be returned until after the Meeting has been held.

It is hereby informed that the proxy forms, admission passes and supporting documentation forming the basis for addressing the matters listed on the Agenda will be available to shareholders at the offices of this Secretariat as from the date hereof, from 9:00 to 14:00 hours and from 16:00 to 18:00 hours on business days; as well as electronically upon prior written request sent to the following email address: jrazguzman@gtlaw.com.

Any legal provision that may be issued requiring a modification to the content of this call notice will be timely communicated.

April 14, 2026

/s/ José Raz Guzmán Castro
José Raz Guzmán Castro
Secretary of the Company